EXHIBIT 99.1

MAG Silver Provides Juanicipio Commissioning Update

VANCOUVER, British Columbia, Sept. 13, 2022 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG”, or the “Company”) reports that it has received communication from Fresnillo Plc (“Fresnillo”), the operator of the Juanicipio Project, that all construction activities related to final tie-in to the electrical grid have been completed and all systems are ready to be energized. Prior to making the final tie-in to the electrical grid, as a precautionary measure to ensure uninterrupted service to the surrounding area, the state-owned electricity regulator, CFE (Comisión Federal de Electricidad), have requested additional testing to verify compatibility between new and updated substation equipment installed by Juanicipio and existing older CFE infrastructure. Specialized start-up protocols and operations controls may also need to be implemented during initial mill start-up to prevent local power fluctuations.

The Fresnillo project team indicates that power for final commissioning and start of operations should be available by the end of October, and that production ramp up will commence in Q4 of this year. Fresnillo further advise that stoping, underground development and material stockpiling at Juanicipio will continue uninterrupted with Fresnillo continuing to make available unused plant capacity at its Saucito and Fresnillo operations.

MAG remains in a strong financial position with $45 million in cash at June 30, 2022 and appreciable cash accumulation in Juanicipio with $38 million at June 30, 2022. The Juanicipio Project continues to deliver strong operating performance with over 1 million payable ounces of silver produced and sold in July 2022.

“Having a safe and successful commissioning is crucial and we are respectful of the prudent approach being taken by the regulators in Mexico,” said George Paspalas, MAG’s President and CEO. “Whilst we await the final tie-in, we are pleased with Juanicipio’s continued strong operating performance and increased processing opportunities at Fresnillo’s Saucito and Fresnillo facilities.”

About MAG Silver Corp. (www.magsilver.com )

MAG Silver Corp. is a Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed with Fresnillo Plc (56%), the operator. The project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where the operator is currently developing an underground mine and constructing a 4,000 tonnes per day processing plant. Underground mine production of mineralized development material commenced in Q3 2020, and an expanded exploration program is in place targeting multiple highly prospective targets at Juanicipio. MAG is also executing a multi-phase exploration program at the Deer Trail 100% earn- in Project in Utah and has recently acquired the Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address our expectations with respect to the timing and success of plant pre-commissioning and commissioning activities, processing rates of development materials, future mineral production, and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, impacts (both direct and indirect) of COVID-19, supply chain constraints and general costs escalation in the current inflationary environment heightened by the invasion of Ukraine by Russia, timing of receipt of required permits, changes in applicable laws, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the MAG Silver’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.

LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Phone: (604) 630-1399
Website: www.magsilver.com
Toll Free: (866) 630-1399
Email: info@magsilver.com